==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            KINROSS GOLD CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    496902107
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

      PHILIP C. WOLF, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
             CYPRUS AMAX MINERALS COMPANY, 9100 EAST MINERAL CIRCLE
                            ENGLEWOOD, COLORADO 80112
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  JUNE 1, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 50 Pages)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                  PAGE 2 OF 50 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   CYPRUS AMAX MINERALS COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   WC; OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                         55,304,758 (includes approximately 10,000,000 shares issuable upon exercise of warrants)
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        43,725,615 (shares held by subsidiaries)

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                         55,304,758 (includes approximately 10,000,000 shares issuable upon exercise of warrants)
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        43,725,615 (shares held by subsidiaries)

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   99,030,373
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   32.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                  PAGE 3 OF 50 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   AMAX ENERGY INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        25,063,492

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        25,063,492

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    25,063,492
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                  PAGE 4 OF 50 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   CYPRUS GOLD COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        12,306,150

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        12,306,150

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,306,150
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP NO. 496902107                                  PAGE 5 OF 50 PAGES
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MINERA CYPRUS AMAX CHILE LIMITADA
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   CHILE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        6,355,973

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        6,355,973

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,355,973
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   PN
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 50 Pages

Item 1.  Security and Issuer.

            This Statement relates to the common shares without nominal or par value (the "Kinross Common Stock") of Kinross Gold Corporation, a corporation organized pursuant to the laws of the Province of Ontario, Canada (the "Issuer"), whose principal executive offices are located at Suite 5700, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2.


Item 2.  Identity and Background.

            This Statement is filed by Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), Amax Energy Inc., a Delaware corporation ("Amax Energy"), Cyprus Gold Company, a Delaware corporation ("Cyprus Gold") and Minera Cyprus Amax Chile Limitada, a Chilean limited partnership ("Minera Cyprus," and, collectively with Cyprus Amax, Amax Energy and Cyprus Gold, the "Cyprus Entities").
            Cyprus Amax is a diversified mining company, engaged directly or through subsidiaries and affiliates, in the exploration for and extraction, processing and marketing of mineral resources. Cyprus Amax's principal business and office address is 9100 East Mineral Circle, Englewood Colorado 80112. Each of Amax Energy and Cyprus Gold is a wholly owned subsidiary of Cyprus Amax and has the same principal business and office address as Cyprus Amax. Minera Cyprus is a wholly owned subsidiary of Cyprus Amax whose principal executive offices are located at Hendaya 60 Piso, 9 Of. 902, Santiago, Chile.
            Information with respect to the executive officers, directors and partners of each of the Cyprus Entities, including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on the schedule attached hereto as Schedule I, which is incorporated herein by reference.
            None of the Cyprus Entities, nor, to the best of their knowledge, any executive officer, director or partner of any of the Cyprus Entities, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

                                                              Page 7 of 50 Pages

result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            To the best knowledge of the Cyprus Entities, all of their executive officers and directors are United States citizens, except Francisco Tomic, who is a citizen of Chile.


Item 3. Source and Amount of Funds or Other Consideration.

            The consideration paid by the Cyprus Entities pursuant to the transactions described in Item 4, below was comprised of (i) 67,507,655 shares of common stock of Amax Gold Inc., a Delaware corporation, ("Amax Gold"), which were converted into 54,033,126 shares of Kinross Common Stock pursuant to the Merger (as defined below) (ii) approximately $90.3 million in aggregate principal amount of indebtedness owed by Amax Gold to Cyprus Amax (which was converted into 23,398,598 shares of Kinross Common Stock) and (iii) approximately $44.7 million in cash (for which the Cyprus Entities acquired 11,598,649 shares of Kinross Common Stock and approximately 10 million Kinross Warrants (as defined in the Stockholder Agreement)). The actual number of Kinross Warrants held by the Cyprus Entities will be determined in part by reference to a trading period that ends after the date of this Statement.
            The approximately $44.7 million in cash was obtained from general corporate funds.


Item 4.  Purpose of Transaction.

            The Issuer, Amax Gold and/or the Cyprus Entities entered into three agreements which set forth certain transactions briefly summarized below. These agreements included (1) a Merger Agreement dated as of February 9, 1998, as amended, by and among the Issuer, Amax Gold and Kinross Merger Corporation ("Kinross Sub"), a wholly owned subsidiary of Kinross (the "Merger Agreement"),
(2) a Stockholder Agreement, dated as of February 9, 1998, as amended, by and among the Issuer, Kinross Sub, and the Cyprus Entities (other than Minera Cyprus) (the "Stockholder Agreement"), and (3) an Investor Agreement, dated as of February 9,

                                                              Page 8 of 50 Pages

1998, as amended, by and among the Issuer and the Cyprus Entities (other than Minera Cyprus)(the "Investor Agreement"). All summary descriptions of the Agreements set forth herein are qualified in their entirety by reference to the full text of the Agreements, filed as Exhibits hereto.
            Pursuant to the Merger Agreement, on June 1, 1998 (the "Effective Time"), Kinross Sub merged (the "Merger") with and into Amax Gold. Amax Gold survived the merger and became a subsidiary of Kinross. At the Effective
Time, each share of common stock, par value $0.01 per share (the "Amax Gold Common Stock"), of Amax Gold (other than Amax Gold Common Stock held by Amax Gold, Kinross or Kinross Sub) was automatically converted into 0.8004 shares of Kinross Common Stock. Each share of $3.75 Series B Convertible Preferred Stock, $1.00 par value (the "Amax Gold Preferred Stock"), of Amax Gold remained outstanding with terms not affected, except that such shares became convertible into shares of Kinross Common Stock as provided in the Amax Gold certificate of incorporation. In addition, after the Effective Time, each share of Amax Gold Preferred Stock became entitled to 1.4 votes per share, voting together as a class with each share of Amax Gold Common Stock outstanding after the Effective Time.
            In accordance with the Merger Agreement, after the Effective Time, Robert M. Buchan remained Chairman of the Board and Chief Executive Officer of Kinross and Milton H. Ward, formerly Chairman and Chief Executive Officer of Amax Gold, became Vice Chairman of Kinross. In addition, after the Effective Time, the Kinross Board of Directors became composed of 12 members, six of whom were members prior to the Effective Time, three of whom were nominated by Cyprus Amax, two of whom were nominated by Amax Gold and one vacancy. The directors nominated by Cyprus Amax are Milton H. Ward, Gerald J. Malys and James A. Todd, Jr. Cyprus Amax is entitled to nominate four directors to the Kinross Board of Directors. In addition, as provided for in the Merger Agreement, the Kinross Board of Directors consists of three classes, with four directors who have terms of three years, four directors who have initial terms of two years and subsequent terms of three years and four directors who have initial terms of one year and subsequent terms of three years.
            Pursuant to the Stockholder Agreement, Cyprus Amax granted to Kinross a proxy to, and otherwise agreed to, vote or cause to be voted its shares of Amax Gold Common Stock (or

                                                              Page 9 of 50 Pages

consent, execute a consent or cause a consent to be executed in respect of its shares of Amax Gold Common Stock) in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
            Kinross and Cyprus Amax agreed that at the Effective Time, Cyprus Amax would contribute $135 million in the aggregate of Amax Gold indebtedness and cash in exchange for 34,997,247 shares of Kinross Common Stock and approximately 10 million Kinross Warrants. Kinross and Cyprus Amax also agreed that at the Effective Time: (i) Cyprus Amax would assign to Kinross the outstanding indebtedness of Amax Gold and its subsidiaries owed to Cyprus Amax (approximately $90.3 million as at June 1, 1998), in consideration for which Kinross would issue and sell to Cyprus Amax 0.2592 shares of Kinross Common Stock for each $1.00 of the Demand Loan Amount (as defined in the Stockholder Agreement); and (ii) Cyprus Amax would purchase a number of shares of Kinross Common Stock equal to 34,997,247 less the number of shares of Kinross Common Stock purchased pursuant to clause (i) and the Warrants for cash in an amount equal to the excess of $135 million over the Demand Loan Amount. The Warrants have a three-year term and are exerciseable to purchase that number of shares of Kinross Common Stock (estimated to be approximately 10 million) equal to $35 million divided by the Warrant Price (as defined in the Stockholder Agreement) at a per share price equal to 150% of the Warrant Price.
            Kinross has agreed pursuant to the Stockholder Agreement that it would apply the proceeds from the Equity Financing and the Recapitalization (each as defined in the Stockholder Agreement), in addition to cash on hand, to repay certain indebtedness of Amax Gold that was guaranteed by Cyprus Amax (the "Cyprus Guarantees"). The consummation of the Recapitalization and the Merger was conditioned upon the satisfaction of Cyprus Amax, that after giving effect to such repayment of outstanding indebtedness, Cyprus Amax would have no liability in respect of any Cyprus Guarantees other than those relating to certain loans to Omolon and a certain letter of credit relating to a tax-exempt industrial revenue bond relating to the Fort Knox Mine. In addition, under the Stockholder Agreement, Kinross has agreed to cause itself and its affiliates to be substituted for, and to defend, indemnify and hold harmless, Cyprus Amax and its affiliates in respect of any and all indebtedness or other obligations of Cyprus Amax under any of

                                                             Page 10 of 50 Pages

the Cyprus Guarantees that will remain in effect after the Effective Time. Kinross has also agreed to defend, indemnify and hold harmless Cyprus Amax and its affiliates against liabilities relating to, arising out of, or in connection with, Amax Gold generally. In addition, with certain limited exceptions, at the Effective Time, all Intercompany Agreements were terminated.
            The foregoing transactions were consummated on June 1, 1998.
            The Investor Agreement governs certain aspects of Cyprus
Amax's investment in Kinross for a period of five years from the Effective Time. Pursuant to the Investor Agreement, Cyprus Amax has agreed that, during the term of the Investor Agreement, it will not acquire additional voting securities of Kinross or take any other action that would result in an increase in the voting power held by Cyprus Amax, subject to certain exceptions. In addition, Cyprus Amax has agreed that it will not transfer or dispose of any of its Kinross Common Stock for a period of six months following completion of the Merger, other than to a controlled subsidiary or in connection with a Covered Transaction (as defined in the Investor Agreement). Thereafter, Cyprus Amax has agreed that during the term of the Investor Agreement, it will not transfer Kinross Common Stock to any person if, as a consequence, such person would beneficially own more than 15% of the issued and outstanding Kinross Common Stock, unless such transferee becomes bound by the standstill provisions of the Investor Agreement (other than with respect to the ability to nominate directors as described below) subject to certain other exceptions. Cyprus Amax is permitted to dispose of all of its Kinross Common Stock as part of an underwritten public offering which is intended to effect a broad distribution of Kinross Common Stock or pursuant to a takeover bid, tender or exchange offer for all of the Kinross Common Stock or an amalgamation or arrangement involving Kinross. In addition, Cyprus Amax has been granted certain "registration rights" pursuant to which Kinross is required to register or qualify the Kinross Common Stock held by Cyprus Amax for distribution by way of secondary offering by prospectus. Cyprus Amax has been granted one "demand" right per year (that is, the right to compel Kinross to so register or qualify the Kinross Common Stock, whether or not a public offering is contemplated by Kinross) and unlimited "piggyback" registration rights, which permit Cyprus Amax to have the distribution of its Kinross Common Stock registered or qualified as part

                                                             Page 11 of 50 Pages

of a distribution which is undertaken by Kinross, subject to the consent of the underwriter and certain conditions pertaining to the securities offered.
            Cyprus Amax has the right to nominate for election four members of the Kinross Board so long as it beneficially owns at least 76,112,455 shares of Kinross Common Stock (as adjusted for share splits, consolidations and other share reorganizations, the "Base Share Number"). So long as Cyprus Amax beneficially owns at least three-quarters of the Base Share Number, it is entitled to nominate for election three directors; so long as Cyprus Amax beneficially owns at least one-half of the Base Share Number, it is entitled to nominate for election two directors; and so long as Cyprus Amax beneficially owns at least one-quarter of the Base Share Number, it is entitled to nominate for election one director. So long as Cyprus Amax beneficially owns at least two-thirds of the Base Share Number, Milton H. Ward will be the Vice Chairman of the Kinross Board. As long as Cyprus Amax beneficially owns at least the Base Share Number, one of the directors nominated by Cyprus Amax will be entitled to be a member of each committee of the Kinross Board.
            During the five-year standstill period, Cyprus Amax has also agreed not to engage in the solicitation of proxies, the requisition of shareholders meetings or the removal of any member of the Kinross Board. Cyprus Amax is not permitted during such period to solicit or seek to effect any business combination involving a change of control of Kinross or the acquisition of a substantial portion of Kinross' equity securities or assets, including by way of a merger, amalgamation or consolidation, subject to certain exceptions.
            An officer of Cyprus Amax is expected to serve as a director of Omolon Gold Mining Company, a subsidiary of Kinross, after the Merger.
            Subject to the terms of the Investor Agreement, the Cyprus Entities may reconsider their position with respect to the Issuer at any future date in light of the circumstances that may exist at that time and may buy, sell, hold or otherwise modify their beneficial ownership of securities of the Issuer based upon such reconsideration.
            Except as set forth above, the Cyprus Entities have no plans or proposals which relate to or would result in:

                                                             Page 12 of 50 Pages

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
            (e) any material change in the present capitalization or dividend policy of the Issuer;
            (f) any other material change in the Issuer's business or corporate structure;
            (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
            (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

            (a) Kinross has informed the Cyprus Entities that after giving effect to the transactions contemplated by the Merger Agreement and the Stockholder Agreement, including without limitation the Merger and the Equity Financing (as defined in the Merger Agreement), 292,336,992 shares of Kinross Common Stock were outstanding as of the close of business on June 1, 1998.

                                                             Page 13 of 50 Pages

            As of the date of this Statement, the Cyprus Entities beneficially owned an aggregate of 99,030,373 shares of Kinross Common Stock (approximately 32.8% of the shares of Kinross Common Stock outstanding). Of such aggregate number of shares of Kinross Common Stock, approximately 10 million represent shares of Kinross Common Stock issuable upon the exercise of the Warrants.
            To the best knowledge of the Cyprus Entities, only the executive officers and directors of the Cyprus Entities listed on the schedule attached hereto as Schedule II, which is incorporated herein by reference, beneficially own shares of Kinross Common Stock of the Issuer.
            Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named.
            (b) Cyprus Amax has the sole power to vote or direct the voting of, or to dispose or direct the disposal of, the shares of Kinross Common Stock held by it. The Cyprus Entities share the power to vote or direct the voting of, or to dispose or direct the disposition of, the shares of Kinross Common Stock held by the other Cyprus Entities. The Warrants do not have any voting rights (although shares of Kinross Common Stock issued upon exercise thereof, if any, will carry voting rights).
            To the best knowledge of the Cyprus Entities, except as set forth on
Schedule II, no executive officer or director of the Cyprus Entities has or shares the power to vote or direct the voting of, or to dispose or direct the disposition of, any shares of Kinross Common Stock.
            (c) Except as set forth on Schedule II, to the best knowledge of the Cyprus Entities, none of the above shares were acquired during the past 60 days, other than in connection with the Merger and the other transactions described in this Schedule 13D. Except as set forth on Schedule II, to the best knowledge of the Cyprus Entities, no executive officer or director of the Cyprus Entities beneficially owns any shares of Kinross Common Stock or has a right to acquire such shares, and no executive officer or director, or any of them, has effected any transactions in the Kinross Common Stock during the past 60 days.

                                                             Page 14 of 50 Pages

            (d) To the best knowledge of the Cyprus Entities, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Kinross Common Stock acquired by the Cyprus Entities.
            (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than the Agreements described in Item 4, above, there are no contracts, arrangements, understandings or relationships between the Cyprus Entities or, to the best of their knowledge, any executive officer or director of the Cyprus Entities, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
            See Exhibit Index on page 25.

                                                             Page 15 of 50 Pages

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    CYPRUS AMAX MINERALS COMPANY


                                    By:  /s/  Philip C. Wolf
                                       Name:  Philip C. Wolf
                                       Title: Senior Vice President


                                    AMAX ENERGY INC.


                                    By:  /s/  Philip C. Wolf
                                       Name:  Philip C. Wolf
                                       Title: Senior Vice President


                                    CYPRUS GOLD COMPANY


                                    By:  /s/  Philip C. Wolf
                                       Name:  Philip C. Wolf
                                       Title: Senior Vice President


                                    MINERA CYPRUS AMAX CHILE LIMITADA
                                    By:  Cyprus Foote Mineral Company, partner

                                    By:  /s/  Philip C. Wolf
                                       Name:  Philip C. Wolf
                                       Title: Senior Vice President


Date:  June 10, 1998

                                                             Page 16 of 50 Pages

                                SCHEDULE I

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
             EACH DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS
                                  COMPANY


Name and Business Address        Principal Occupation              Citizenship*
-------------------------------------------------------------------------------

Milton H. Ward                   Chairman of the Board, Chief
9100 East Mineral Circle         Executive Officer and President
Englewood, Colorado  80112

Linda G. Alvarado                President and Chief Executive
Alvarado Construction Inc.       Officer
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado,  80204

George S. Ansell                 President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

Allen Born                       Chairman and Chief Executive
Alumax Inc.                      Officer
3424 Peachtree Road, NE, Suite
2100
Atlanta, Georgia  30326

William C. Bousquette            Independent Businessman
3086 Purchase Street
Purchase, New York  10577

Thomas V. Falkie                 President and Chief Executive
Berwind Natural Resources        Officer
  Corporation
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania
19102

Ann Maynard Gray                 Independent Businesswoman
1262 Rockrimmon Road
Stamford, Connecticut  06903


-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 17 of 50 Pages


Name and Business Address        Principal Occupation              Citizenship*
-------------------------------------------------------------------------------
Rockwell A.Schnabel              Chairman
Trident Capital, L.P.
11100 Santa Monica Boulevard
Suite 2020
Los Angeles, California  90025

Theodore M. Solso                President and Chief Operating
Cummins Engine Company, Inc.     Officer
500 Jackson Street
Columbus, Indiana  47201

John Hoyt Stookey                Chairman
Suburban Propane Partners
c/o Landmark Volunteers
749A Main Street
Box 455, Route 7
Sheffield, Massachusetts  01257

James A. Todd, Jr.               Independent Businessman
2005 Garden Place
Birmingham, Alabama  35223

Billie B. Turner                 Retired Chairman, President and
IMC Global                       Chief Executive Officer
2100 Sanders Road
Northbrook, Illinois  60062

Gerald J. Malys                  Senior Vice President and Chief
9100 East Mineral Circle         Financial Officer
Englewood, Colorado  80112

Jeffrey G. Clevenger             Executive Vice President
1501 W. Fountainhead Pkwy.
Suite 290
Tempe, Arizona  85282

Garold R. Spindler               Executive Vice President
9100 East Mineral Circle
Englewood, Colorado  80112

David H. Watkins                 Senior Vice President,
9100 East Mineral Circle         Exploration
Englewood, Colorado  80112

Philip C. Wolf                   Senior Vice President, General
9100 East Mineral Circle         Counsel and Secretary
Englewood, Colorado  80112


-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 18 of 50 Pages


Name and Business Address        Principal Occupation              Citizenship*
-------------------------------------------------------------------------------
Farokh S. Hakimi                 Vice President and Treasurer
9100 East Mineral Circle
Englewood, Colorado  80112

John Taraba                      Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112

Robin J. Hickson                 Vice President, Engineering and
1501 W. Fountainhead Pkwy.       Development
Suite 290
Tempe, Arizona  85282

J. David Flemming                Director of Tax
9100 East Mineral Circle
Englewood, Colorado  80112

Dale E. Huffman                  Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112

J. Michael Coyner                Assistant Treasurer
9100 East Mineral Circle
Englewood, Colorado  80112






-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 19 of 50 Pages

         NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH DIRECTOR AND
                           OFFICER OF AMAX ENERGY INC.


Name and Business Address      Principal Occupation          Citizenship*
-------------------------------------------------------------------------

Gerald J. Malys                Senior Vice President and
9100 East Mineral Circle       Chief Financial Officer of
Englewood, Colorado  80112     Cyprus Amax Minerals Company

Philip C. Wolf                 Senior Vice President,
9100 East Mineral Circle       General Counsel and
Englewood, Colorado  80112     Secretary of Cyprus Amax
                               Minerals Company

Farokh S. Hakimi               Vice President and Treasurer
9100 East Mineral Circle       of Cyprus Amax Minerals
Englewood, Colorado  80112     Company

John Taraba                    Vice President and
9100 East Mineral Circle       Controller of Cyprus Amax
Englewood, Colorado  80112     Minerals Company

J. David Flemming              Director of Tax of Cyprus
9100 East Mineral Circle       Amax Minerals Company
Englewood, Colorado  80112`

Dale E. Huffman                Attorney and Assistant
9100 East Mineral Circle       Secretary, Cyprus Amax
Englewood, Colorado  80112     Minerals Company

Sharon J. Fetherhuff           Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112




-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 20 of 50 Pages

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                EACH DIRECTOR AND OFFICER OF CYPRUS GOLD COMPANY


Name and Business Address      Principal Occupation          Citizenship*
-------------------------------------------------------------------------

Milton H. Ward                 Chairman of the Board, Chief
9100 East Mineral Circle       Executive Officer and
Englewood, Colorado  80112     President of Cyprus Amax
                               Minerals Company

Gerald J. Malys                Senior Vice President and
9100 East Mineral Circle       Chief Financial Officer of
Englewood, Colorado  80112     Cyprus Amax Minerals Company

Philip C. Wolf                 Senior Vice President,
9100 East Mineral Circle       General Counsel and
Englewood, Colorado  80112     Secretary of Cyprus Amax
                               Minerals Company

Farokh S. Hakimi               Vice President and Treasurer
9100 East Mineral Circle       of Cyprus Amax Minerals
Englewood, Colorado  80112     Company

John Taraba                    Vice President and
9100 East Mineral Circle       Controller of Cyprus Amax
Englewood, Colorado  80112     Minerals Company

J. David Flemming              Director of Tax of Cyprus
9100 East Mineral Circle       Amax Minerals Company
Englewood, Colorado  80112

Dale E. Huffman                Attorney and Assistant
9100 East Mineral Circle       Secretary, Cyprus Amax
Englewood, Colorado  80112     Minerals Company

Sharon J. Fetherhuff           Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112

J. Michael Coyner              Assistant Treasurer of
9100 East Mineral Circle       Cyprus Amax Minerals Company
Englewood, Colorado  80112


-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 21 of 50 Pages

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                EACH OFFICER OF MINERA CYPRUS AMAX CHILE LIMITADA


Minera Cyprus Amax Chile Limitada is a Chilean limited partnership whose business is conducted by its U.S. partners, Cyprus Specialty Metals Company, a Delaware corporation owning 50%, and Cyprus Foote Mineral Company, a Pennsylvania corporation owning 50%. It has no directors.

Officer of Minera Cyprus Amax Chile Limitada
--------------------------------------------

Name and Business Address  Principal Occupation       Citizenship*
------------------------------------------------------------------

Francisco Tomic            Executive President        Chilean
Hendaya 60 Piso
9 Of. 902
Santiago, Chile







-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 22 of 50 Pages

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
             OFFICER AND DIRECTOR OF CYPRUS SPECIALTY METALS COMPANY

The principal business and office address of Cyprus Specialty Metals Company is 9100 East Mineral Circle, Englewood, Colorado 80112.

Officers and Directors of Cyprus Specialty Metals Company
---------------------------------------------------------

Name and Business Address         Principal Occupation       Citizenship*
-------------------------------------------------------------------------

J. Mark Cook                      President of Cyprus Foote
348 Holiday Inn Drive             Mineral Company
Kings Mountain, North Carolina
28086

Philip C. Wolf                    Senior Vice President,
9100 East Mineral Circle          General Counsel and
Englewood, Colorado  80112        Secretary of Cyprus Amax
                                  Minerals Company

Gerald J. Malys                   Senior Vice President and
9100 East Mineral Circle          Chief Financial Officer
Englewood, Colorado  80112        of Cyprus Amax Minerals
                                  Company

Farokh S. Hakimi                  Vice President and
9100 East Mineral Circle          Treasurer of Cyprus Amax
Englewood, Colorado  80112        Minerals Company

Ronald A. France                  Vice President and
348 Holiday Inn Drive             Controller of Cyprus
Kings Mountain, North Carolina    Foote Mineral Company
28086

J. Michael Coyner                 Assistant Treasurer of
9100 East Mineral Circle          Cyprus Amax Minerals
Englewood, Colorado  80112        Company

J. David Flemming                 Director of Tax of Cyprus
9100 East Mineral Circle          Amax Minerals Company
Englewood, Colorado  80112

Dale E. Huffman                   Attorney and Assistant
9100 East Mineral Circle          Secretary of Cyprus Amax
Englewood, Colorado  80112        Minerals Company

Morris W. Kegley                  Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112

Sharon J. Fetherhuff              Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112


-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 23 of 50 Pages

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                EACH OFFICER AND DIRECTOR OF CYPRUS FOOTE MINERAL
                                     COMPANY

The principal business and office address of Cyprus Foote Mineral Company is 348 Holiday Inn Drive, Kings Mountain, North Carolina 28086.

Officers and Directors of Cyprus Foote Mineral Company
------------------------------------------------------

Name and Business Address         Principal Occupation          Citizenship*
----------------------------------------------------------------------------

J. Mark Cook                      President
348 Holiday Inn Drive
Kings Mountain, North Carolina
28086

Philip C. Wolf                    Senior Vice President,
9100 East Mineral Circle          General Counsel and
Englewood, Colorado 80112         Secretary of Cyprus Amax
                                  Minerals Company

Gerald J. Malys                   Senior Vice President and
9100 East Mineral Circle          Chief Financial Officer of
Englewood, Colorado 80112         Cyprus Amax Minerals Company

Farokh S. Hakimi                  Vice President and Treasurer
9100 East Mineral Circle          of Cyprus Amax Minerals
Englewood, Colorado 80112         Company

Ronald A. France                  Vice President and Controller
348 Holiday Inn Drive
Kings Mountain, North Carolina
28086

J. Michael Coyner                 Assistant Treasurer of
9100 East Mineral Circle          Cyprus Amax Minerals Company
Englewood, Colorado 80112

J. David Flemming                 Director of Tax of Cyprus
9100 East Mineral Circle          Amax Minerals Company
Englewood, Colorado 80112

Dale E. Huffman                   Attorney and Assistant
9100 East Mineral Circle          Secretary of Cyprus Amax
Englewood, Colorado 80112         Minerals Company

Morris W. Kegley                  Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado 80112

Sharon J. Fetherhuff              Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado 80112


-------------------------
* Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                                                             Page 24 of 50 Pages

                                   SCHEDULE II

The following directors and officers of the Cyprus Entities beneficially own, directly or indirectly, the shares of Kinross Common Stock so indicated.


                                   Shares of Kinross Common
Name of Officer or Director        Stock Beneficially Owned
-----------------------------------------------------------

Milton H. Ward*                          308,154

John H. Stookey                           16,008

Ann Maynard Gray                              58

Allen Born                                24,749

Gerald J. Malys                           19,015

James A. Todd, Jr.**                      90,500

Thomas V. Falkie                           2,401

George S. Ansell                           1,200

Robin J. Hickson                             960

John Taraba                                2,401

David H. Watkins                             160



-------------------------
* Includes 292,146 shares issuable upon the exercise of stock options.

** The shares of Kinross Common Stock beneficially owned by Mr. Todd were purchased on the open market in arm's length transactions. On May
27, 1998, Mr. Todd purchased 5,500 shares at a per share price of $4.00, 10,000 shares at a per share price of $4.13, 40,300 shares at a per share price of $4.00 and 19,700 shares at a per share price of $4.06. On May 28, 1998, Mr. Todd purchased 4,500 shares at a per share price of $3.94 and 5,000 shares at a per share price of $3.88. On June 2, 1998, Mr. Todd purchased 5,500 shares at a per share price of $4.00. All other shares were acquired pursuant to the Merger or in exchange for Amax Gold Common Stock.

                                                             Page 25 of 50 Pages

                                  EXHIBIT INDEX

                                                               CONSECUTIVELY
EXHIBIT      DESCRIPTION                                       NUMBERED PAGES
-----------------------------------------------------------------------------

  (2.1) Merger Agreement, dated February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation and Amax Gold Inc., incorporated herein by reference to Exhibit 10.25 to Amax Gold Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities Exchange Commission (the "Commission") on February 11, 1998.

  (2.2)      Amendment No.1, dated as of April 20, 1998, to         27-30
             Merger Agreement, dated February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger
             Corporation and Amax Gold Inc.

  (10.1) Stockholder Agreement, dated as of February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation, Cyprus Amax Minerals Company, Amax Energy Inc., Cyprus Gold Company and Amax Gold Inc., incorporated herein by reference to Exhibit 16 to Amendment 17 to the Amax Gold Inc. Schedule 13D filed by Cyprus Amax Minerals Company with the Commission on February 12, 1998.

  (10.2)     Amendment No.1, dated as of April 20, 1998, to         31-33
             Stockholder Agreement, dated as of February 9,
             1998, by and among Kinross Gold Corporation,
             Kinross Merger Corporation, Cyprus Amax Minerals
             Company, Amax Energy Inc., Cyprus Gold Company and Amax Gold Inc.

  (10.3) Investor Agreement, dated as of February 9, 1998, by and between Kinross Gold Corporation and Cyprus Amax Minerals Company, incorporated herein by reference to Exhibit 17 to Amendment 17 to the Amax Gold Inc. Schedule 13D filed by Cyprus Amax Minerals Company with the Commission on February 12, 1998.

  (10.4)     Amendment No. 1, dated as of April 20, 1998, to        34-36
             Investor Agreement, dated as of February 9, 1998,

                                                             Page 26 of 50 Pages

             by and between Kinross Gold Corporation and Cyprus Amax Minerals Company.

  (10.5)     Share Purchase Warrant, dated as of June 1, 1998       37-49
             between Kinross Gold Corporation and Cyprus Amax
             Minerals Company.

  (99.1)     Joint Filing Agreement, dated as of June 10,           50
             1998 by and among Cyprus Amax Minerals Company,
             Amax Energy Inc., Cyprus Gold Company and Minera
             Cyprus Amax Chile Limitada.